TRINIDAD

ENERGY SERVICES INCOME TRUST

06010043

82-34867

SEC MAIL PROCESSING RECEIVED JAN - 3 2006 WASH. D.C. 152 SECTION

December 20, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release for Tuesday December 20, 2005. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Jenna Francom

Per: E. Tara Wood
Executive Assistant

PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

dlw 1/4

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: TUESDAY, DECEMBER 20, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CLOSING OF THE CHEYENNE ACQUISITION AND $200 MILLION FINANCING.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the following:

Acquisition Closing

Trinidad announces the closing of its previously announced acquisition of the assets of Cheyenne Drilling L.P. ("Cheyenne"). The assets include twenty (20) drilling rigs, drill pipe, related inventory, spare parts and real estate. The purchased rigs include 3 drilling rigs with depth ratings of 6,000 feet (2,000 meters), 8 drillings rigs with depth ratings of 10,000 feet (3,300 meters), 5 drilling rigs with depth ratings ranging from 12,000 feet (4,000 meters) to 13,500 feet (4,500 meters), and 4 drilling rigs with depth ratings ranging from 14,000 feet (4,600 meters) to 16,000 feet (5,300 meters). The purchase price of US$190 million (approximately C$221 million) was satisfied by the payment of approximately C$166 million cash and the issuance of approximately C$55 million in trust units of the Trust issued to Cheyenne at a price of $15.00 per trust unit.

Trust Unit Financing

Concurrently with the closing of the acquisition of the Cheyenne assets, Trinidad closed its previously announced equity financing. At closing, a total of 13,333,334 trust units, which includes 2,666,667 trust units issued upon exercise of an underwriter's option, were issued for gross proceeds of $200,000,010. The offering was underwritten by a syndicate of underwriters led by Raymond James Ltd. and including TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Blackmont Capital Inc., Wellington West Capital Inc., Haywood Securities Inc. and Sprott Securities Inc. Parks Paton Hoepfl & Brown Energy Investment Banking LP acted as financial advisors to Cheyenne. The net proceeds of the offering were used to fund the acquisition of the assets of Cheyenne and for general working capital purposes.

The first distribution in which purchasers of trust units under this offering will be entitled to participate will be paid on January 15th, 2006 to the unitholders of record on December 31st, 2005.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Cheyenne rigs and with new rig construction, the Trust will have 95 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and 1 more service rig currently under construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com